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EXHIBIT 12.2

SARA LEE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements
(In millions, except ratios)

	Thirty-Nine Weeks Ended
	March 31, 2001(1)	April 1, 2000
Fixed charges and preferred stock dividend requirements:
Interest expense	$211	$175
Interest portion of rental expense	49	46

Total fixed charges before capitalized interest and preferred stock dividend requirements	260	221
Capitalized interest	14	7
Preferred stock dividend requirements(2)	14	15

Total fixed charges and preferred stock dividend requirements	$288	$243

Earnings available for fixed charges and preferred stock dividend requirements:
Income from continuing operations before income taxes	$841	$1,171
Less undistributed income in minority-owned companies	(4)	(6)
Add minority interest in majority-owned subsidiaries	43	26
Add amortization of capitalized interest	18	15
Add fixed charges before capitalized interest and preferred stock dividend requirements	260	221

Total earnings available for fixed charges and preferred stock dividend requirements	$1,158	$1,427

Ratio of earnings to fixed charges and preferred stock dividend requirements	4.0	5.9

(1)
During the first nine months of fiscal 2001, the Corporation provided a $332 million pretax business reshaping charge for the cost of several actions approved by management that will result in the disposition of certain non-core businesses and the exit of a number of defined business activities.

  During the second quarter of fiscal 2001, the Corporation's Coach subsidiary completed an initial public offering of 19.5% of its common stock, resulting in a gain of $105 million.

(2)
Preferred stock dividends in the above computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.

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  EXHIBIT 12.2
SARA LEE CORPORATION AND SUBSIDIARIES Computation of Ratio of Earnings to Fixed Charges And Preferred Stock Dividend Requirements (In millions, except ratios)